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For Immediate Release
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Chesapeake Corporation Makes Recommended Cash Offer for Boxmore;
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                  Affirms Commitment to Shorewood Acquisition
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(Richmond, Va.--December 15, 1999) Chesapeake Corporation (NYSE: CSK)
announced today it has commenced a recommended cash tender offer to acquire all of the outstanding shares of Boxmore International plc, a leading European packaging company, headquartered in Belfast, Northern Ireland. The cash tender offer, which will be made through a Chesapeake subsidiary, Chesapeake UK Acquisitions II plc, values each Boxmore share at 265p, and the existing issued share capital of Boxmore at approximately (pound)191 million, (approximately U.S. $310 million). Boxmore's board of directors unanimously recommended Chesapeake's offer to Boxmore's shareholders.

The acquisition of Boxmore is expected to be accretive to Chesapeake's earnings in the first year. Synergies between Chesapeake and Boxmore are expected to result from better utilization of the combined network of specialty packaging facilities, as well as operating and overhead savings.

Boxmore is a manufacturer, distributor and seller of specialty folding carton and packaging products for: the pharmaceutical, healthcare and toiletries sectors; the food and beverage sector; and for the agrochemical sector. The company operates 19 facilities in Ireland, the United Kingdom, France, Belgium, Germany, and, through joint ventures, in South Africa and China.

Boxmore reported profits before tax of (pound)13.6 million (U.S. $22 million), on revenue of (pound)106.8 million (U.S. $173.0 million), at the end of 1998. For the first six months of this year, ending June 30, 1999, Boxmore reported unaudited profits before tax of (pound)7.5 million (U.S. $12.2 million) on revenue of (pound)60.4 million (U.S. $97.8 million).

Chesapeake President and Chief Executive Officer Thomas H. Johnson said, "As the European leader in specialty packaging, Chesapeake is committed to continuing to strengthen our network of capabilities. We believe Europe is an attractive area for future growth, and see Boxmore as an important addition to expand our pan-European supply network. Since the acquisition of Field Group in March, 1999, we've been evaluating the potential acquisition of Boxmore. Boxmore has an excellent track record of business development and has earned an outstanding reputation with its customers. We look forward to maximizing the potential of Chesapeake's enlarged European specialty packaging group through the addition of Boxmore."

Johnson said the acquisition of Boxmore complements Chesapeake's recently announced tender offer to acquire Shorewood, a U.S. folding cartons company. Chesapeake announced a cash tender offer at $17.25 a share for Shorewood on December 3. "Boxmore solidifies our position as a European leader for specialty packaging, and Shorewood would expand our presence in the U.S. for targeted end-use markets. The acquisitions of Shorewood and Boxmore will allow Chesapeake to provide our customers with an even larger, synergistic array of products and services."

Both the Boxmore and Shorewood transactions will be financed by Chesapeake with cash on hand and a committed credit facility from First Union National Bank, and, therefore, neither transaction is subject to any financing condition. Chesapeake's offer for Boxmore is subject to customary closing conditions, including the receipt of a satisfactory level of acceptances of the offer.

Donaldson, Lufkin & Jenrette is the financial advisor to Chesapeake in relation to the offer for Boxmore. Slaughter and May is the legal advisor for Chesapeake.

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and
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permanent point-of-purchase displays, the North American leader for litho-
laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customised, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.csk.com.

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

This press release does not constitute an offer or an invitation to purchase or sell any securities. Chesapeake's offer will be made only pursuant to the Offer Document and related Form of Acceptance to be dispatched by Donaldson, Lufkin and Jenrette on behalf of Chesapeake in the United Kingdom. The offer will not be made, directly or indirectly, in or into the United States, Canada, Australia or Japan and will not be eligible for acceptance within the United States, Canada, Australia, or Japan.

For media relations, call:                    For investor relations, call:
Molly Remes                                   Joel Mostrom
Director, Corporate Communications            Vice President-Investor
804-697-1110                                  Relations
                                              804-697-1147

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